Absolute Investment Advisers LLC
18 Shipyard Drive, Suite 3C
Hingham, MA 02043

December 19, 2013

Mr. Stacey E. Hong, President
Atlantic Fund Administration, LLC
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Expense Limitation Agreement

Dear Mr. Hong:

Absolute Investment Advisers LLC (the "Adviser") agrees to reduce its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the Absolute Opportunities Fund (the "Fund"), a series of Forum Funds (the "Trust"), do not exceed 1.95% for the period from January 1, 2014, through August 1, 2015.

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 90 days prior to the end of the then current term.

Very truly yours,

Absolute Investment Advisers LLC

By: /s/ Anthony R. Bosch
Name: Anthony R. Bosch
Title: Principal